United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 8)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Tribune Company
Samuel Zell
EGI-TRB, L.L.C.
Sam Investment Trust
Tribune Employee Stock Ownership Plan
Tesop Corporation
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Tribune Company 435 North Michigan Avenue Chicago, Illinois 60611 Attn: Crane Kenney (312) 222-9100	Samuel Zell Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 (312) 454-0100	EGI-TRB, L.L.C. Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 Attn: Joseph M. Paolucci (312) 454-0100	Sam Investment Trust c/o Chai Trust Company, LLC Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606 Attn: Joseph M. Paolucci (312) 454-0100	Tribune Employee Stock Ownership Plan c/o GreatBanc Trust Company 1301 West 22nd Street, Suite 800 Oak Brook, Illinois 60523 Attn: Marilyn H. Marchetti (630) 572-5130	Tesop Corporation c/o GreatBanc Trust Company 1301 West 22nd Street, Suite 800 Oak Brook, Illinois 60523 Attn: Marilyn H. Marchetti (630) 572-5130

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Steven A. Rosenblum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Thomas A. Cole Larry A. Barden Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Charles W. Mulaney, Jr. Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom, LLP 333 West Wacker Dr. Chicago, Illinois 60606 (312) 407-0700	Joseph P. Gromacki Jenner & Block LLP 330 N. Wabash Avenue Chicago, Illinois 60611 (312) 222-9350	Charles R. Smith K&L Gates Henry W. Oliver Building 535 Smithfield Street Pittsburgh, PA 15222 (412) 355-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,284,000,000	$131,519

*                    Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 126,000,000 shares of common stock at a price of $34.00 per share.

**             The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒           Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $131,519.00	Filing Party: Tribune Company
Form or Registration No.: Schedule TO	Date Filed: April 25, 2007

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐               third party tender offer subject to Rule 14d-1.

☒             issuer tender offer subject to Rule 13e-4.

☒             going private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 8 (this “Amendment No. 8”) filed under cover of Schedule TO and Schedule 13E-3 amends and supplements Amendment No. 7 filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 and Amendment No. 6 filed with the SEC on May 17, 2007 under cover of Schedule TO and Schedule 13E-3, and Amendment No. 5 filed with the SEC on May 11, 2007, Amendment No. 4 filed with the SEC on May 4, 2007, Amendment No. 3 filed with the SEC on May 1, 2007, Amendment No. 2 filed with the SEC on April 27, 2007, Amendment No. 1 filed with the SEC on April 26, 2007 and the Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of a Schedule TO filed by Tribune Company, a Delaware corporation (the “Company”), on April 25, 2007 (as amended, the “Filing”), in connection with the Agreement and Plan of Merger, dated as of April 1, 2007 (the “Merger Agreement”), by and among the Company, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan (the “ESOP”), Tesop Corporation, a Delaware corporation wholly owned by the ESOP and, for limited purposes, EGI-TRB, L.L.C., a Delaware limited liability company wholly owned by a trust established for the benefit of Samuel Zell and his family. In connection with the Merger Agreement, the Company is offering to purchase up to 126,000,000 shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued under the Rights Agreement, dated as of December 12, 1997, as amended, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price of $34.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Tender Offer”), copies of which are attached to the Filing as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Filing, is hereby expressly incorporated by reference into this Amendment No. 8, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6(a) of the Filing is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board” by restating the second to last paragraph under the subsection “The Special Committee” to read as follows:

In considering various analyses related to the “going concern value” of the Company, the Special Committee relied on the analyses undertaken by Morgan Stanley and Merrill Lynch described below under “Special Factors—Opinion of the Special Committee’s Financial Advisor” and “Special Factors—Opinion of the Company’s Financial Advisor.” In relying on such analyses, the Special Committee adopted (for purposes of this discussion) such analyses. The members of the Special Committee did not consider the liquidation value of the Company because they considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology. Merrill Lynch’s analysis referred to above did, however, include an analysis of implied per share valuations of the Company on an after-tax basis assuming the sale of the B&E Group followed by a sale of the Company’s publishing business. Further, the members of the Special Committee did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

Item 6(a) of the Filing is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Special Factors—Reasons for and Fairness of the Transactions; Recommendations of the Special Committee and the Board” by restating the third to last paragraph under the subsection “The Board” to read as follows:

In considering various analyses related to the “going concern value” of the Company, the Board relied on the analyses undertaken by Morgan Stanley and Merrill Lynch described below under “Special Factors—Opinion of the Special Committee’s Financial Advisor” and “Special Factors—Opinion of the Company’s Financial Advisor.” In relying on such analyses, the Board adopted (for purposes of this discussion) such analyses. The Board did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology. Merrill Lynch’s analysis referred to above did, however, include an analysis of implied per share valuations of the Company on an after-tax basis assuming the sale of the B&E Group followed by a sale of the Company’s publishing business.  Further, the members of the Board did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.

Item 12. Exhibits.

Item 12 of the Filing is hereby amended and supplemented by adding the following exhibits:

(a)(5)(L) Tender Offer Employee Question and Answer, made available May 22, 2007.

2

SIGNATURES

Tribune Company is filing this statement as a combined Schedule TO and Schedule 13E-3, and each of the Tribune Employee Stock Ownership Plan, Tesop Corporation, Samuel Zell, EGI-TRB, L.L.C. and Sam Investment Trust is filing this statement as a Schedule 13E-3.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2007	TRIBUNE COMPANY

	By:	/s/ Crane H. Kenney
	Name:	Crane H. Kenney
	Title:	Senior Vice President, General Counsel and Secretary

Date: May 22, 2007	TRIBUNE EMPLOYEE STOCK OWNERSHIP PLAN

	By:	GreatBanc Trust Company, as Trustee

	By:	/s/ Marilyn H. Marchetti
	Name:	Marilyn H. Marchetti
	Title:	Senior Vice President

Date: May 22, 2007	TESOP CORPORATION

	By:	/s/ Marilyn H. Marchetti
	Name:	Marilyn H. Marchetti
	Title:	President

Date: May 22, 2007	SAMUEL ZELL

/s/ Samuel Zell
Samuel Zell

Date: May 22, 2007	EGI-TRB, L.L.C.

	By:	/s/ Philip G. Tinkler
	Name:	Philip G. Tinkler
	Title:	Vice President

Date: May 22, 2007	SAM INVESTMENT TRUST

By: Chai Trust Company, LLC, as Trustee

	By:	/s/ James G. Bunegar
	Name:	James G. Bunegar
	Title:	Vice President

3

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 25, 2007.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2007.
(a)(1)(F)*	Form of Summary Advertisement, dated April 25, 2007.
(a)(1)(G)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated April 25, 2007.
(a)(1)(H)*	Form of Letter From the Northern Trust Company to Participants in the Tribune Company Retirement Plans, dated April 25, 2007.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)*	First Amended Complaint filed in the Superior Court of California, Los Angeles County, captioned Garamella v. FitzSimons, et al., Case No. BC362110, filed on April 4, 2007.
(a)(5)(B)*	Complaint filed in the Chancery Division of the Circuit Court of Cook County, Illinois, captioned Simpson v. Tribune Co., et al., Case No. 07CH9519, filed on April 5, 2007.
(a)(5)(C)**	Tender Offer Employee Questions and Answers, made available April 25, 2007.
(a)(5)(D)**	Press Release, dated April 25, 2007.
(a)(5)(E)**	Tender Offer Employee Questions and Answers, made available April 26, 2007.
(a)(5)(F)***	Transcript of a video message addressed to Tribune employees on April 27, 2007.
(a)(5)(G)***	Tender Offer Employee Questions and Answers, made available April 27, 2007.
(a)(5)(H)****	Tender Offer Employee Question and Answer, made available May 1, 2007.
(a)(5)(I)*****	Tender Offer Employee Questions and Answers, made available May 4, 2007.
(a)(5)(J)

Press Release of Tribune Company, dated May 9, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2007).

(a)(5)(K)*******	Tender Offer Employee Questions and Answers, made available May 16, 2007.
(a)(5)(L)********	Tender Offer Employee Question and Answer, made available May 22, 2007.
(b)(1)(A)

Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(b)(1)(B)

Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A., incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(b)(2)(A)*

Exhibit A to Amended and Restated First Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC and Bank of America, N.A.

(b)(2)(B)*

Exhibit A to Amended and Restated Second Step Commitment Letter, dated as of April 5, 2007, by and among Tribune Company, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Merrill Lynch Capital Corporation, Citigroup Global Markets Inc., Banc of America Securities LLC, Banc of America Bridge LLC and Bank of America, N.A.

(b)(3)

Credit Agreement, dated as of May 17, 2007, by and among Tribune Company, as borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Merrill Lynch Capital Corporation, as syndication agent, Citicorp North America, Inc., Bank of America, N.A. and Barclay’s Bank plc, as co-documentation agents, and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Banc of America Securities LLC, as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 17, 2007.

(c)(1)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 1, 2007 (included as Annex I to this Statement).
(c)(2)*	Opinion of Merrill Lynch & Co., dated April 1, 2007 (included as Annex II to this Statement).
(c)(3)*

Excerpt from financial analysis presentation materials, dated February 12, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(4)*

Excerpt from financial analysis presentation materials, dated February 24, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(5)*

Financial analysis presentation materials, dated March 21, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(6)*

Financial analysis presentation materials, dated March 30, 2007, prepared by Merrill Lynch & Co. and Citigroup Global Markets Inc., for the Committee of Independent Directors of the Board of Directors of Tribune.

(c)(7)*	Financial analysis presentation materials, dated March 21, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(8)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(9)*	Financial analysis presentation materials, dated March 30, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(10)*	Financial analysis presentation materials, dated April 1, 2007, prepared by Morgan Stanley & Co. Incorporated, for the Committee of Independent Directors of the Board of Directors of Tribune.
(c)(11)******	Opinion of Valuation Research Corporation, dated May 9, 2007.
(c)(12)******	Tribune Company Solvency Opinion Analysis, dated May 9, 2007, prepared by Valuation Research Corporation for the Board of Directors of Tribune.
(d)(1)

Agreement and Plan of Merger, dated as of April 1, 2007, by and among Tribune Company, Tesop Corporation, GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan and EGI-TRB, L.L.C. (solely for the limited purposes of Section 8.12 thereof), incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(2)

Registration Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(3)

Registration Rights Agreement, dated as of April 1, 2007, by and between Tribune Company and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(4)

Securities Purchase Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(5)

Form of Subordinated Exchangeable Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(6)

Form of Subordinated Promissory Note of Tribune Company, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(7)	Form of Warrant Agreement, incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(8)

ESOP Purchase Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust created under the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(9)

ESOP Loan Agreement, dated as of April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(10)

ESOP Note, dated as of April 1, 2007, executed by GreatBanc Trust Company, not in its individual or corporate capacity, but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust, which implements and forms a part of the Tribune Employee Stock Ownership Plan in favor of Tribune Company, incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(11)

ESOP Pledge Agreement, dated as of April 1, 2007, between the Company and GreatBanc Trust Company, not in its individual or corporate capacity but solely in its capacity as trustee of the Tribune Employee Stock Ownership Trust which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.9 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(12)

Investor Rights Agreement, dated as of April 1, 2007, by and among Tribune Company, EGI-TRB, L.L.C. and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, which forms a part of the Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(13)

Voting Agreement, dated as of April 1, 2007, by and among Tribune Company, and each of Chandler Trust No. 1 and Chandler Trust No. 2, incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(14)	Tribune Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.
(d)(15)

Tribune Employee Stock Ownership Trust, dated April 1, 2007, by and between Tribune Company and GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, incorporated by reference to Exhibit 10.15 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(16)

Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K, dated December 12, 1997.

(d)(17)

Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K, dated June 12, 2000.

(d)(18)

Amendment No. 2, dated as of September 21, 2006, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, incorporated by reference from Exhibit 4.1 to Current Report on Form 8-K, dated September 21, 2006.

(d)(19)

Amendment No. 3, dated as of April 1, 2007, to the Rights Agreement between Tribune Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A., formerly known as First Chicago Trust Company of New York), as Rights Agent, as amended by Amendment No. 1, dated as of June 12, 2000, and Amendment No. 2, dated as of September 21, 2006, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 5, 2007.

(d)(20)

Tribune Company Supplemental Retirement Plan, as amended and restated October 18, 2006, incorporated by reference from Exhibit 10.1 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K, dated October 18, 2006.

(d)(21)

Tribune Company Directors’ Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated December 22, 2005.

(d)(22)

The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company’s Annual Report on Form 10-K as filed March 29, 1995.

(d)(23)

Tribune Company Bonus Deferral Plan, as amended and restated as of October 18, 2006, incorporated by reference from Exhibit 10.4 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K, dated October 18, 2006.

(d)(24)

Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.

(d)(25)

First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.

(d)(26)

Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.

(d)(27)

Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of July 19, 2006, incorporated by reference from Exhibit 10.7 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007.

(d)(28)

Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of October 18, 2006, incorporated by reference from Exhibit 10.8 of the Company’s Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 26, 2007, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K, dated October 18, 2006.

(d)(29)

Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.

(d)(30)

First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.

(d)(31)

Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.

(d)(32)

Tribune Company 1995 Non-employee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.

(d)(33)

Tribune Company 1996 Non-employee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.

(d)(34)

Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.

(d)(35)

Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.

(d)(36)

Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.

(d)(37)

The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company’s Annual Report on Form 10-K as filed March 18, 1997.

(d)(38)

Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company’s Current Report on Form 8-K, dated August 8, 1997.

(d)(39)

Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company’s Current Report on Form 8-K, dated August 8, 1997.

(d)(40)

Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company’s Current Report on Form 8-K, dated September 3, 1999.

(d)(41)

First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.

(d)(42)

Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002, incorporated by reference from Exhibit 10.16a of the Company’s Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K, as filed March 12, 2003.

(d)(43)

Subordinated Exchangeable Promissory Note of Tribune Company, dated April 23, 2007, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.

(d)(44)

Letter Agreement, dated April 23, 2007, among Tribune Company, EGI-TRB, L.L.C. and Samuel Zell, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 24, 2007.

(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Filing on April 25, 2007.

**	Previously filed on Amendment No. 1 to the Filing on April 26, 2007.

***	Previously filed on Amendment No. 2 to the Filing on April 27, 2007.

****	Previously filed on Amendment No. 3 to the Filing on May 1, 2007.

*****	Previously filed on Amendment No. 4 to the Filing on May 4, 2007.

******	Previously filed on Amendment No. 5 to the Filing on May 11, 2007.

*******	Previously filed on Amendment No. 6 to the Filing on May 17, 2007.

********	Filed herewith.